UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 001-36838

Columbia Pipeline Group, Inc.
EMPLOYEE STOCK PURCHASE PLAN
(Full title of plan)

Columbia Pipeline Group, Inc.
(Issuer of the Securities)

5151 San Felipe St., Suite 2500, Houston, Texas 77056
(Address of Principal Executive Office)

Columbia Pipeline Group, Inc.
EMPLOYEE STOCK PURCHASE PLAN

Columbia Pipeline Group, Inc.
EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Columbia Pipeline Group, Inc. Employee Stock Purchase Plan
Houston, Texas
We have audited the accompanying statement of financial condition of the Columbia Pipeline Group, Inc. Employee Stock Purchase Plan (the "Plan") as of December 31, 2015, and the related statement of income and changes in plan equity for the period from inception July 1, 2015 through December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 2015, and the income and changes in plan equity for the period from inception July 1, 2015 through December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP
Indianapolis, Indiana
March 29, 2016

Columbia Pipeline Group, Inc.
EMPLOYEE STOCK PURCHASE PLAN
Financial Statements

Statement of Financial Condition

As of December 31, 2015

ASSETS
Contributions receivable	$434,652

LIABILITIES AND PLAN EQUITY
Amounts payable for purchases of common shares	$434,652
Plan equity	—
Total Liabilities and Plan Equity	$434,652

Statement of Income and Changes in Plan Equity

For the period from inception July 1, 2015 through December 31, 2015

Plan Equity, Beginning of Period	$—

Increases (Decreases) during the period:
Employee contributions	761,378
Employer contributions	84,597
Purchases of common shares	(411,323)
Change in obligation to acquire common shares	(434,652)
Plan Equity, End of Period	$—

See Notes to Financial Statements

Columbia Pipeline Group, Inc.
EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

1.    Description of the Plan

The following brief description of the Columbia Pipeline Group, Inc. (“CPG”) Employee Stock Purchase Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

CPG and its affiliates previously were part of the controlled group of corporations of NiSource Inc. (“NiSource”). Effective July 1, 2015, NiSource implemented the spin-off of its pipeline and transmission business, comprised of CPG and its affiliated entities, which resulted in CPG no longer being part of the controlled group of corporations of NiSource. Prior to July 1, 2015 (the “Effective Date”), certain eligible employees under this plan participated in the NiSource Inc. Employee Stock Purchase Plan (the “NiSource Plan”). As of the Effective Date, CPG ceased being a participating employer under the NiSource Plan, and employees who transferred employment from NiSource to CPG ceased participation in the NiSource Plan. As a result, CPG established the Plan, effective on the Effective Date. In connection with the previously described spin-off, NiSource authorized the transfer to this Plan the accounts of participants who transferred employment to CPG on the Effective Date. To the extent such transferred accounts were invested in NiSource stock, such accounts (“Transferred NiSource Accounts”) were frozen in accordance with the Plan such that contributions may not be allocated to, or transferred into, the Transferred NiSource Accounts after the Effective Date except as otherwise provided under the Plan. Participants who transferred their employment to CPG, who were enrolled in the NiSource Plan, had made previous payroll deduction elections. These payroll deduction elections transferred to the Plan with their employment to CPG. The participant elections were treated as if they were made on the Effective Date.

A.    General. The Plan provides eligible employees with the opportunity to purchase shares of common stock of CPG, $0.01 par value ("Common Stock"), at a discount from market value through payroll deductions. The primary purposes of the Plan are to provide employees of CPG and its participating subsidiaries an additional means of saving a portion of their earnings and to encourage employee ownership of Common Stock. As of July 1, 2015, the maximum number of shares of Common Stock that may be purchased in the future under the Plan is 1,100,000 shares. This number may increase in the future with stockholder approval. This number may also increase or decrease proportionately, as appropriate, in the event of a future stock dividend, stock split or combination of Common Stock, spin-off, reorganization or recapitalization. If the number of shares remaining available for purchase under the Plan is not sufficient to satisfy all then outstanding purchase rights, the available shares will be apportioned among all participants on an equitable basis.

B.    Plan Administration. The Corporate Secretary of CPG is the administrator of the Plan and makes such rulings or interpretations as are necessary in its operation. CPG bears all the costs of administering and carrying out the Plan. Fidelity is the directed trustee of the Plan and provides services to participants.

C.    Eligibility. Employees who transferred from NiSource to CPG that were participants under the NiSource Plan became eligible to participate in the Plan on the Effective Date. Only active employees of CPG or any participating subsidiary who either (a) work more than twenty hours per week for more than five months in any calendar year or (b) are customarily employed by CPG or any participating subsidiary for at least six months in any calendar year are eligible to participate in the Plan. There were 469 active participants in the Plan as of December 31, 2015. Employees who, immediately upon the grant of an option, own directly or indirectly, or hold options or rights to acquire, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of CPG stock are not eligible to participate.

D.    Employee Contributions. An eligible employee may authorize payroll deductions in any full dollar amount, not less than $10 per regular pay period but not more than $20,000 per calendar year. In addition to this limit, a participant cannot accrue at a rate that exceeds $25,000 for the calendar year, as measured by the fair market value of all shares measured from the first day of the respective savings period.

Eligible employees may enter the Plan by enrolling on the Fidelity website or contacting Fidelity by phone. As part of the enrollment process, Fidelity establishes an individual brokerage account for each employee. Employees must also elect an amount that will be deducted from their paychecks for the purchase of Common Shares. The election must state the amount to be deducted regularly from each paycheck. Payroll deductions will be sent from Fidelity to the CPG payroll department. Payroll deductions begin as quickly as administratively possible. An employee may increase, decrease or stop payroll deduction at any time.

For purposes of the Plan, the savings periods are the periods during which participants accumulate savings for the purchase of Common Shares under the Plan. Each savings period includes all paydays within that period. Interest is not paid on payroll deductions while held by the applicable participating subsidiary for a participant's account under the Plan. The savings periods

Columbia Pipeline Group, Inc.
EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

are defined as the three month periods from January 1 to March 31; April 1 to June 30; July 1 to September 30; and October 1 to December 31; inclusive.

Employee contributions represent the amount of payroll deduction elections used during the fiscal year to purchase Common Shares.

E.    Employer Contributions. Employer contributions are reflected as 10% of the purchase price of Common Shares in the accompanying financial statements when the Common Shares are purchased. Common shares are purchased on the first day of the month following the end of the quarter in which the contributions were received.

F.    Purchases of Common Shares. A participant who purchases Common Shares under the Plan will purchase as many full or fractional shares as is determined by dividing his or her accumulated savings for the entire savings period by the purchase price per share for such savings period. The purchase price per share to participants is 90% of the closing market price of Common Shares on the New York Stock Exchange on the last trading day of the savings period. For the period from inception July 1, 2015 through December 31, 2015, the fair value of the Common Shares purchased was $411,323. The number of shares purchased for the period from inception July 1, 2015 through December 31, 2015 was 22,489. Amounts payable for purchases of common shares represents employer and employee contributions withheld during the quarter ended December 31, 2015 that will settle on the first day of the month following the end of the quarter. In January 2016, there were 21,733 Common Shares purchased. Participants do not pay any brokerage commissions, fees or service charges in connection with the purchases of Common Shares under the Plan.

G.    Refunds and Withdrawals. A participant who does not wish to purchase Common Shares in any savings period must change their contribution to $0 on Fidelity's website or by contacting Fidelity by phone. In such event, all funds credited to the participant's account and not used to purchase Common Shares will be returned as soon as practicable and no further payroll deductions will be made. To resume payroll deductions, a participant must change the amount of the payroll deduction as described in Note 1D. Any shares held in his or her individual brokerage account at Fidelity can be sold at the participant's direction. Participants are responsible for all costs incurred in the sale of shares within their individual brokerage account at Fidelity.

H.    Termination of Participation. Participation in the Plan terminates if the participant's employment with CPG or a participating subsidiary is terminated because of retirement, resignation, discharge, death or any other reason. In such event, all funds of the participant under the Plan not already used or unconditionally committed for the purchase of Common Shares will be refunded as soon as practicable. Any shares held in his or her individual brokerage account at Fidelity can be sold at the participant or their legal representative's direction. Participants are responsible for all costs incurred in the sale of shares within their individual brokerage account at Fidelity.

2.    Summary of Significant Accounting Policies

A.    Basis of Accounting. The financial statements of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") using the accrual basis of accounting.

B.    Contributions. Contributions receivable represents amounts due from employer and employee as of December 31, 2015 under the terms of the Plan agreement. Employer and employee contributions are reflected as 10% and 90%, respectively, of the purchase price of Common Shares in the accompanying financial statements when the Common Shares are purchased. Common shares are purchased on the first day of the month following the end of the quarter in which the contributions were received.

C.    Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from the estimates.

D.    Administrative Expenses. Administrative expenses of the Plan are paid by CPG.

3.    Income Tax Status

The Plan is not qualified under Section 401(a) of the Internal Revenue Code. The Plan, however, does intend to comply with Sections 421 and 423 of the Internal Revenue Code of 1986, as amended. Accordingly, no federal income tax is imposed when a participant purchases shares under the Plan. When a participant sells or otherwise disposes of shares purchased under the Plan,

Columbia Pipeline Group, Inc.
EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

federal income tax considerations differ, depending on the length of time the shares were held. A participant agrees to notify CPG if he or she disposes of any Common Shares purchased under the Plan within two years after the purchase date. Shares purchased after July 1, 2015 will be restricted from transfer to another financial institution or to an individual for a two year period. Any dividends received by a participant should be reported as taxable income.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.

4.    Termination or Amendment of Plan

CPG reserves the right to modify, suspend or terminate the Plan, by action of its Board of Directors as of the beginning of any savings period. Notice of suspension, modification or termination will be given to all participants. Upon termination of the Plan for any reason, the cash then credited to the participant's account, if any, a certificate for all full Common Shares held in the participant's account and the cash value of any fractional share shall be distributed promptly to the participant.

5.    Subsequent Event

On March 17, 2016, CPG entered into an Agreement and Plan of Merger (the “Merger Agreement”) among CPG and TransCanada PipeLines Limited and certain of its affiliates (collectively, “TransCanada”) whereby CPG will be merged with and into an affiliate of TransCanada with CPG surviving the merger as an indirect wholly owned subsidiary of TransCanada (the “Merger”). Pursuant to the Merger Agreement, prior to the closing date of the Merger (the “Closing Date”), CPG shall, in accordance with the terms of the Plan, take all actions that are necessary to provide that with respect to the Plan: (i) the Savings Period (as defined in the Plan) in progress of the Closing Date (the “Final Savings Period”) shall end no later than the tenth (10th) business day prior to the anticipated Closing Date (or, if the anticipated Closing Date becomes known less than ten (10) business days prior thereto, then as soon as practicable after such anticipated Closing Date becomes known and prior to the Closing Date); (ii) each Plan participant’s accumulated contributions under the Plan shall be used to purchase Common Shares in accordance with the terms of the Plan as of the end of the Final Savings Period; and (iii) contingent upon the closing of the Merger, the Plan shall terminate immediately following the conclusion of the Final Savings Period.

Columbia Pipeline Group, Inc.
EMPLOYEE STOCK PURCHASE PLAN

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Secretary of CPG, who administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Columbia Pipeline Group, Inc. Employee Stock Purchase Plan
(Name of Plan)

Date: March 29, 2016	/s/Steven B. Nickerson
Steven B. Nickerson
Vice President, Deputy General Counsel and Corporate Secretary

Columbia Pipeline Group, Inc.
EMPLOYEE STOCK PURCHASE PLAN

Exhibit	Description of Item
23.1	Consent of Independent Registered Public Accounting Firm